77C.     Submission of Matters for a Vote of Security Holders

On February 25, 2005 a Special Meeting of Shareholders of the Large Cap Growth Fund was held in order to vote on a change to the Fund's advisory fee schedule. Shareholders of the Fund approved the proposal by a vote as follows:

               For              Against            Abstain
               ---              -------            -------
        7,988,043.352        532,746,503         286,192.822